April 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Attention: Jeffrey P. Riedler, Esq.

RE:	Integrated BioPharma, Inc.
Registration Statement on Form S-3 (File No. 333-149855)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Integrated BioPharma, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, effective as of 4:00 p.m., Washington, D.C. time, on Friday, May 2, 2008 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, it would be appreciated if the Commission would advise our counsel, Andrew H. Abramowitz (212-801-6752), by telephone upon the Registration Statement becoming effective.

Sincerely,

INTEGRATED BIOPHARMA, INC.

/s/ Dina L. Masi
Dina L. Masi
Chief Financial Officer

225 Long Avenue, Bldg 15, Hillside, New Jersey 07205 • Phone 973.926.0816 • Fax 973.926.1735